Exhibit 99.1

ASX Release:	MOKO SOCIAL MEDIA LIMITED

ABN 35 111 082 485
ASX: MKB

MARKET UPDATE	T: +61 2 9299 9690
F: +61 2 9299 9629
MOKO ANNOUNCES ADVERTISING PARTNERSHIP WITH USA TODAY’S SPORTS MEDIA GROUP	Suite 4 Level 9 341 George Street
Sydney, NSW 2000 Australia

MOKOsocialmedia.com
contact@MOKO.mobi

NEW YORK, September 1st – MOKO Social Media Limited (NASDAQ; MOKO, ASX: MKB) is pleased to announce that it has entered into a strategic partnership with the USA TODAY Sports Media Group that will bring MOKO’s sports-centric digital and mobile app properties, namely REC*IT and RunHaven, to the USA TODAY Sports Media Group.

REC*IT, the Intramural Sports and Fitness app, is currently launching on nearly 800 campuses across the United States. There are millions of active college students participating in intramural and fitness programs across these campuses that will soon have access to recreational sport schedules and team results on their mobile devices, along with the ability to consume fitness content, communicate with each other and share updates to social networks. The app is free to students and will be supported through brand sponsorships.

RunHaven, is a website dedicated to running enthusiasts featuring content for active people of all ages. The mobile application will focus on supporting on-the-go runners who want to access great training content via their mobile device, and the ability to share their favorite content pieces with friends.

MOKO’s young, active and engaged users, combined with USA TODAY Sports focus on mobile and social audiences, creates a strong media and ad sales partnership. The collaboration will include sales of digital advertising sponsorships, and joint production and syndication of content across MOKO’s mobile assets. The partnership provides USA TODAY’s advertising partners with the opportunity to reach the engaged and social college, and active sports, audience on mobile apps.

The USA TODAY Sports Media Group currently has more than 40 million monthly active users in its network and features some of the top premium advertisers in sports. “People talk about mobile-first, but our mindset is really almost mobile-only,” said Dave Morgan, President of USA TODAY Sports Media Group. “The partnership provides us with access to highly social and mobile users across MOKO’s mobile applications and allows us to continue to build on our leading position in the sports marketplace focused on reaching young, mobile and social centric audiences,” said Chris Pirrone, the General Manager, Sports Digital Properties for the USA TODAY Sports Media Group.

“While MOKO is building out its sales team and ad delivery operations, the USA TODAY Sports Media Group will empower us to immediately offer REC*IT and RunHaven inventory to advertisers that are targeting this coveted demographic,” said Ian Rodwell, Founder and CEO of MOKO. ”We are delighted to enter into this partnership, and look forward to a long successful relationship.”

ENDS.

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to that common interest. These are developed entirely by MOKO and then distributed at no charge to these groups and their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application that is launching to more than 800 colleges and universities across the US in the latter part of 2014 that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political App called VOYCIT will also soon be launched. In December 2014 MOKO will also launch a specialist running community app called RunHaven. RunHaven.com is for US recreational runners with event, training, dietary and other runner-relevant information.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB)

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.